OCEANEERING INTERNATIONAL, INC.
5875 North Sam Houston Parkway West, Suite 400
Houston, Texas 77086

December 20, 2023

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Request for Acceleration of Effectiveness of Oceaneering International, Inc.’s Registration Statement on Form S-4 (File No. 333-275917) filed on December 6, 2023.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Oceaneering International, Inc. hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-275917) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on December 22, 2023, at 9:00 a.m. Eastern time, or as soon thereafter as practicable.
Please contact Carina L. Antweil of Baker Botts L.L.P. at (713) 229-1127 if you have any questions regarding this request, and please notify her when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

Oceaneering International, Inc.

By:	/s/ JENNIFER F. SIMONS
	Name:	Jennifer F. Simons
	Title:	Senior Vice President, Chief Legal Officer & Secretary

cc:    Carina L. Antweil, Baker Botts L.L.P.
[Signature Page to Acceleration Request]